PROOF ACQUISITION CORP I
11911 Freedom Drive, Suite 1080
Reston, VA  20190

November 24, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	PROOF Acquisition Corp I
Registration Statement on Form S-1
File No. 333-261015

Ladies and Gentlemen:

PROOF Acquisition Corp I (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Washington, D.C. time, Monday, November 29, 2021, or as soon thereafter as practicable.

Please contact Scott D. Fisher of Steptoe & Johnson LLP, special counsel to the Company, at (212) 378-7507, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

PROOF ACQUISITION CORP I

By:	/s/ John C. Backus, Jr.
John C. Backus, Jr.
Chief Executive Officer & Director